Eaton Corporation plc
Third Quarter 2014 Report on Form 10-Q
Item 6
Exhibit 12
Ratio of Earnings to Fixed Charges

	Nine months ended September 30	Year ended December 31
(Millions of dollars)	2014	2013	2012	2011	2010	2009
Income from continuing operations before income taxes and noncontrolling interests in consolidated subsidiaries	$1,152	$1,884	$1,251	$1,553	$1,036	$303
Adjustments
(Income) losses of equity investees	(5)	2	(2)	(2)	(14)	(6)
Distributed income of equity investees	3	77	19	3	15	9
Interest expensed	191	290	165	154	162	170
Amortization of premiums, discounts and capitalized expenses related to indebtedness	7	10	74	4	4	5
Estimated portion of rent expense representing interest	62	80	66	65	57	59
Amortization of capitalized interest	11	13	12	10	10	13
Adjusted income from continuing operations before income taxes	$1,421	$2,356	$1,585	$1,787	$1,270	$553
Fixed charges
Interest expensed	$191	$290	$165	$154	$162	$170
Interest capitalized	10	11	23	18	8	7
Amortization of premiums, discounts and capitalized expenses related to indebtedness	7	10	74	4	4	5
Estimated portion of rent expense representing interest	62	80	66	65	57	59
Total fixed charges	$270	$391	$328	$241	$231	$241

Ratio of earnings to fixed charges	5.26	6.03	4.83	7.41	5.50	2.29